SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             CENTRAL NEWSPAPERS, INC
                                (Name of Issuer)

                     Class A Common Stock, without par value
                         (Title of Class of Securities)

                                    154647101
                                 (CUSIP Number)


                                                          Copy to:
        Frank E. Russell                           Steven W. Thornton, Esq.
135 N. Pennsylvania, Suite 1200                      Barnes & Thornburg
  Indianapolis, Indiana 46204                      11 S. Meridian Street
         (317) 231-9200                          Indianapolis, Indiana 46204
                                                      (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 154647101                                          Page  2  of 5 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                               Frank E. Russell
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS            N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION              United States of America
--------------------------------------------------------------------------------
                    7          SOLE VOTING POWER                     6,474,350++
       NUMBER OF   -------------------------------------------------------------
        SHARES      8          SHARED VOTING POWER                   2,305,750++
     BENEFICIALLY  -------------------------------------------------------------
       OWNED BY     9          SOLE DISPOSITIVE POWER                6,474,350
         EACH      -------------------------------------------------------------
       REPORTING   10          SHARED DISPOSITIVE POWER              2,305,750
        PERSON     -------------------------------------------------------------
         WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,780,100
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                              |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.9%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------
++ Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B
         Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.
* Pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, 21,989,891 shares of Class A Common Stock were outstanding as of October 31, 1997.

Item 1.           Security and Issuer

Title of Security:         Class A Common Stock, no par value
Issuer:                    Central Newspapers, Inc.
                           135 Pennsylvania, Suite 1200
                           Indianapolis, Indiana 46204

Item 2.           Identity and Background

(a)      Frank E. Russell
(b)      135 N. Pennsylvania, Suite 1200
         Indianapolis, Indiana 46204
(c)      Director & Chairman
         Central Newspapers, Inc.
         135 N. Pennsylvania, Suite 1200
         Indianapolis, Indiana 46204
(d)      No
(e)      No
(f)      United States of America

Item 3.           Source and Amount of Funds or Other Consideration

         This Amendment 2 to Schedule 13D is being filed solely to report a material change in the form of beneficial ownership of certain shares. Frank E. Russell reported the acquisition of sole voting and dispositive powers with regard to 5,073,600 shares of Class A Common Stock, no par value, of Central Newspapers, Inc. ("Class A Common Stock") and 3,732,500 shares of Class B Common Stock of Central Newspapers, Inc., no par value ("Class B Common Stock")
(collectively, the "Shares"), upon being named the personal representative of the estate of Naomi Mason Pulliam, also known as Nina Mason Pulliam in April of 1997. According to the Last Will and Testament of Nina Mason Pulliam, upon the termination of the administration of the estate, the Shares were transferred for no consideration to the Nina Mason Pulliam Revocable Trust, of which Frank E. Russell was trustee with sole voting and dispositive powers, and pursuant to the terms of the Nina Mason Pulliam Revocable Trust, the Shares were subsequently transferred for no consideration to the Nina Mason Pulliam Charitable Trust, of which Frank E. Russell is trustee with sole voting and dispositive powers. Frank
E. Russell has the power to appoint two additional trustees who will share voting and dispositive powers over the Shares.

Item 4.           Purpose of Transaction

(a)-(j) Pursuant to the Articles of Incorporation of Central Newspapers, Inc., each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock. Therefore, the 3,732,500 shares of Class B Common Stock owned by the Nina Mason Pulliam Charitable Trust may be converted into 373,250 shares of Class A Common Stock; the 22,907,500 shares of Class B

Common Stock owned by the Eugene C. Pulliam Trust (see Item 5 below) may be converted into 2,290,750 shares of Class A Common Stock; and the 125,000 shares of Class B Common Stock owned by Frank E. Russell (see Item 5 below) may be converted into 12,500 shares of Class A Common Stock.

Item 5.           Interest in Securities of Issuer.

(a) Frank E. Russell beneficially owns 8,780,100 shares (39.9%) of Class A Common Stock. Of such shares (i) 5,073,600 shares (23.1%) of Class A Common Stock are owned by the Nina Mason Pulliam Charitable Trust of which Frank E. Russell is trustee, as to which shares Frank E. Russell disclaims beneficial ownership, (ii) 3,732,500 shares of Class B Common Stock are owned by the Nina Mason Pulliam Charitable Trust (of which Frank E. Russell is trustee and as to which shares Frank E. Russell disclaims beneficial ownership), which shares may be converted into 373,250 shares (1.7%) of Class A Common Stock, (iii) 15,000 shares (.07%) of Class A Common Stock are owned by his wife, Nancy M. Russell, as to which Frank E. Russell disclaims beneficial ownership, (iv) 172,500 shares (.8%) of Class A Common Stock may be obtained upon exercise, within 60 days, of stock options held by Frank E. Russell,
         (v)  22,907,500  shares of Class B Common Stock are owned by the Eugene
         C. Pulliam Trust (of which Frank E. Russell is a Trustee and as to which shares Frank E. Russell disclaims beneficial ownership), which shares may be converted into 2,290,750 shares (10.4%) of Class A Common Stock, (vi) 702,000 shares (3.2%) of Class A Common Stock are owned by various trusts for which Frank E. Russell acts as sole trustee, as to which Frank E. Russell disclaims beneficial ownership, (vii) 140,500 shares (.6%) of Class A Common Stock are owned by Frank E. Russell, and
         (viii) 125,000 shares of Class B Common Stock are owned by Frank E. Russell, which shares of Class B Common Stock may be converted into 12,500 shares (.06%) of Class A Common Stock.

(b)      Sole Voting Power:                 6,474,350*
         Shared Voting Power:               2,305,750*
         Sole Dispositive Power:            6,474,350
         Shared Dispositive Power:          2,305,750

         * Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

(c)      None

(d) Pursuant to the terms of the Eugene C. Pulliam Trust, all dividends paid with respect to the Class B Common Stock owned by the trust will be paid to those descendants of Eugene C. Pulliam who are living at the time the trust receives such dividends. Frank E. Russell is not a descendant of Eugene C. Pulliam.

         The other trustee of the Eugene C. Pulliam Trust, Eugene S. Pulliam, also has the right to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer held in the trust.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.


Item 7.  Material to be Filed as Exhibits.

None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 5, 1998                        /s/ Frank E. Russell
--------------------------------            ------------------------------------
         Date                                    Frank E. Russell